Exhibit 99.1





Fourth Quarter 2008 Webcast

February 12, 2009

Alcon®

Safe Harbor Statement

This presentation, made on February 12, 2009, includes forward-looking statements based on current expectations and Alcon does not undertake the obligation to update the forward-looking information or statements. These expectations could differ materially from actual results and are subject to a number of uncertainties and risks as detailed in the company's form 20-F filed with the SEC on March 18, 2008.

In addition, this presentation may include several financial measures, to assist in better understanding our business, that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures will be reconciled at the end of this presentation or in associated public information filed with the SEC.

Reports noted above are available on our website at www.alcon.com in the "Investors and Media" section. For further information contact the Alcon Investor Relations Department at (817)551-8805.

Business Overview

Cary Rayment

Chairman, President & CEO

Alcon®

Long-term Opportunity

- Attractive market fundamentals
  - Value of vision to individuals and to society
  - Significant unmet medical needs
  - Aging demographics provide long-term foundation for growth

- Strong competitive position
  - Specialized focus in all areas of eye care
  - Geographic and product diversification mitigates risk
  - Global infrastructure to fulfill expanding global demand
  - Financial resources to support long-term investment in R&D and brand development

2008 Highlights

- Strong full-year financial performance
  - 12.4% reported sales growth, 8.3% organic growth*
  - 29.3% increase in diluted EPS
- Market share gains driving growth
  - Glaucoma
  - Allergy
  - IOLs
  - Phaco systems and disposables
- Global product approvals and launches
  - AcrySof® ReSTOR® +3.0
  - AcrySof® Phakic in E.U.
  - CONSTELLATION®
  - AZARGA® in E.U.
  - TRAVATANZ™ in Japan

* Organic growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic growth are provided in slides at the end of this presentation.

Alcon®

Balanced Growth

Organic Growth* by Product Line


12%
10%
8%
6%
4%
2%
0%
FY 2008
Q4 2008
8.2%
4.8%
9.2%
7.0%
6.0%
8.7%
Pharma
Surgical
Consumer

* Organic growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic growth are provided in slides at the end of this presentation.

2008 Geographic Sales and Growth

FY 2008 Sales by Geography



$1,152.0
Reported: +21.5%
Constant Currency*: +18.1%
Emerging Markets 18.3%
$2,806.4
Reported: +5.0%
U.S. 44.6%
Developed International 37.1%
$2,335.3
Reported: +18.0%
Constant Currency*: +11.3%
(dollars in millions)

* Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for constant currency are provided in slides at the end of this presentation.

Alcon

Growing Market Share in Key Categories

	November YTD 2008	FY 2007	Share Growth
TRAVATAN® + TRAVATAN Z®	17.8%	15.9%	+190 bps
DuoTrav™	20.6%	16.6%	+400 bps
Azopt®	54.2%	51.4%	+280 bps
Vigamox® %	8.7%	7.5%	+120 bps
NEVANAC®	1.9%	1.3%	+60 bps
Patanol® + Pataday®	20.7%	18.2%	+250 bps
CIPRODEX® * / Cipro® HC	8.2%	7.7%	+50 bps
Total IOL's	53.0%*	52.6%*	+40 bps
OPTI-FREE® EXPRESS® + RepleniSH®	51.4%*#	49.0%*#	+240 bps
OTC Dry Eye	24.2%*#	23.2%*#	+100 bps

% Moxifloxacin, the active ingredient in **Vigamox**®, is licensed to Alcon by Bayer HealthCare AG. **Cipro HC**® and **CIPRODEX**® are registered trademarks of Bayer AG and licensed to Alcon by Bayer HealthCare AG.

* Reflects full year data.

Reflects U.S. data only.

Source: Global-IMS, Market Scope and US-Nielsen

Alcon®

Evolution of 2008 Growth

	Alcon Group Reported USD Growth				
	Q1	Q2	Q3	Q4	Full Year
International	25.6%	28.9%	23.8%	1.2%	19.1%
United States	5.9%	7.0%	4.1%	2.8%	5.0%
Alcon Group	**16.2%**	**17.9%**	**14.1%**	**1.9%**	**12.4%**

	Alcon Group Organic USD Growth*				
	Q1	Q2	Q3	Q4	Full Year
International	10.2%	13.4%	14.0%	9.3%	11.6%
United States	5.9%	6.5%	3.6%	2.6%	4.7%
Alcon Group	**8.1%**	**10.0%**	**8.9%**	**6.4%**	**8.3%**

* Organic growth is a non-GAAP measure presented to give investors a better comparison of operations between years. Reconciliations for organic growth are provided in slides at the end of this presentation.

Growing Glaucoma Sales Faster than Competition



Growth as of November 2008 YTD
Alcon achieved #2 global market share position in glaucoma
(U.S. dollar percent growth)
20%
15%
10%
5%
0%
2.6%
8.9%
10.5%
13.5%
18.6%
Merck
Pfizer
Santen
Allergan
Alcon

Source: IMS Nov 08 Monthly for top 30 countries

Alcon

Global Growth in Cataract Products



Percent Growth in Cataract Products – FY 2008
20%
16%
12%
8%
4%
0%
Unit Growth
Dollar Growth
+10.1%
+17.2%
+8.4%
+9.3%
+8.5%
+11.0%
3.7%
Global cataract procedure growth estimate*
AcrySof® IOLs
Viscoelastics
Custom Paks®

*Source: Global procedure growth from Market Scope

Alcon®

Advanced Technology IOL Sales Trend


$60
$50
$40
$30
$20
$10
$-
(dollars in millions)
$51.6
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08
Q3 08
Q4 08
ReSTOR® Launch
ReSTOR® CMS Decision
Toric Launch
Toric CMS Decision
ReSTOR® Aspheric Launch
ReSTOR® +3.0 Aspheric Launch

Source: Company Analysis

Alcon®

Disinfectant Market Share Success



U.S. Equiv. Unit Market Share (including Private Label)
(shares by percentage)
45
40
35
30
25
20
15
10
5
0
39.1%
39.4%
23.9%
24.9%
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Alcon
B&L
AMO
CIBA
Private Label

Source: Nielsen rolling 12-wk share

Alcon®

Successful U.S. Launch of Systane® ULTRA



Equiv. Unit Share Launch Comparison by 4 Week Period
Systane® ULTRA has had the most rapid launch in the OTC Dry Eye category
(equivalent unit share)
5.0
4.0
3.0
2.0
1.0
0.0
1
2
3
4
5
6
7
8
9
10
Systane® ULTRA
Systane® Original
Systane® Free
Refresh Tears *
Refresh Liquigel *
Optive *
Blink *
Source: Nielsen

* Trademarks are property of their respective owners.

Alcon®

Financial Review

Rick Croarkin
Senior Vice President, Finance and Chief Financial Officer

Alcon®

Sales

4th Qtr
(dollars in millions)

+1.9% Reported
+7.1% Constant Currency*
+6.4% Organic Growth*



$1,600
$1,500
$1,400
$1,300
$1,469.7
$1,497.5
Q4 2007
Q4 2008

Full Year
(dollars in millions)

+12.4% Reported
+9.5% Constant Currency*
+8.3% Organic Growth*



$6,800
$6,400
$6,000
$5,600
$5,200
$4,800
$5,599.6
$6,293.7
FY 2007
FY 2008

* Constant currency sales growth and organic sales growth are non-GAAP measures presented to give investors a better comparison of operations between years. Reconciliations for constant currency sales growth and organic sales growth are provided in slides at the end of this presentation.

Alcon®

Gross Profit

4th Qtr

(dollars in millions)



$1,300
$1,200
$1,100
$1,000
$900
+8.0%
$1,098.4
$1,186.4
Q4 2007
Q4 2008

	Q4 2007	Q4 2008
% of Sales	74.7%	79.2%

Full Year

(dollars in millions)



$5,200
$5,000
$4,800
$4,600
$4,400
$4,200
$4,000
$3,800
+14.8%
$4,201.4
$4,821.4
FY 2007
FY 2008

	FY 2007	FY 2008
% of Sales	75.0%	76.6%

Operating Profit

4th Qtr


(dollars in millions)
$650
$600
$550
$500
$450
$400
+20.0%
$477.4
$573.1
Q4 2007
Q4 2008

% of Sales	32.5%	38.3%

Full Year


(dollars in millions)
$2,400
$2,200
$2,000
$1,800
$1,600
+17.5%
$1,883.1
$2,213.1
FY 2007
FY 2008

% of Sales	33.6%	35.2%

Net Earnings

4th Qtr

(dollars in millions)



$500
$450
$400
$350
$300
+12.5%
$376.5
$423.6
Q4 2007
Q4 2008

Full Year

(dollars in millions)



$2,200
$2,000
$1,800
$1,600
$1,400
+29.0%
$1,586.4
$2,046.5
FY 2007
FY 2008

	Q4 2007	Q4 2008	FY 2007	FY 2008
% of Sales	25.6%	28.3%	28.3%	32.5%
Diluted EPS	$1.25	$1.41	$5.25	$6.79

Alcon®

Investment Performance and Strategy Update

Fourth Quarter and FY 2008 Investment Performance

- Investments losses totaled $83.3 million in Q4
  - Includes $32.1 million of impairment charges
- Full-year 2008 losses of $133.8 million
  - Includes $36.5 million of impairment charges

Modifications to Investment Strategy

- Eliminating allocation to REITs and hedge funds
  - REITs fully liquidated in January 2009
  - Hedge fund redemptions will occur in stages through Q4 2009
- Resulting portfolio asset allocation of
  - 90.5% cash, 9% fixed income and 0.5% equities

Consistent Dividend Growth

Dividend Historical Payout vs. 2009 Proposal



(dollars in millions)
$1,200
$1,000
$800
$600
$400
$200
$0
CAGR = +46%
+36%
$107
$169
$302
$417
$613
$750
$1,023
Proposed 2009 Dividend*
2003
2004
2005
2006
2007
2008
2009

* Dividend proposal will be put to a shareholder vote on May 5, 2009. Dividends are declared in Swiss francs; 2009 USD amount is an estimate only.

Alcon®

Industry-leading Margins

Operating Income Margin as a % of Reported Sales


35.2%
Mean: 25.2%
Alcon
Wyeth
Medtronic *
Forest *
Zimmer
Merck
JNJ
Bristol-Meyers
Teva *
St. Jude
Stryker
Baxter
Pfizer
Allergan
Abbott

Net Earnings Margin as a % of Reported Sales


32.5%
Mean: 17.4%
Alcon
Forest *
Zimmer
JNJ
Wyeth
Teva *
Stryker
Pfizer
Baxter
Abbott
Bristol-Meyers
Medtronic *
Allergan
Merck
St. Jude

Source: Company financial statements

*** TTM as of latest filing**

2009 Full Year Financial Guidance

- Organic growth in the mid-single digits
- Diluted earnings per share:

U.S. GAAP EPS guidance	$6.00 -	$6.20
Restructuring charge	*(0.05)*	*(0.05)*
Adjusted EPS guidance	$6.05 -	$6.25

Alcon®





Alcon®

Non-GAAP Reconciliations

(dollars in millions) FULL YEAR 2008	FY GAAP Growth Rate	Exchange Rate Changes	FY Constant Currency Growth Rate	Acquisition Rate Changes	FY Organic Growth Rate
Global Sales	12.4%	(2.9%)	9.5%	(1.2%)	8.3%
Pharmaceutical	10.7	(2.5)	8.2	0.0	8.2
Surgical	15.3	(3.6)	11.7	(2.5)	9.2
Consumer	8.3	(2.3)	6.0	0.0	6.0
United States	5.0	0.0	5.0	(0.3)	4.7
International	19.1	(5.6)	13.5	(1.9)	11.6
Developed International	18.0	(6.7)	11.3	NA	NA
Emerging Markets	21.5	(3.4)	18.1	NA	NA

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

(dollars in millions) Q4 2008	Q4 GAAP Growth Rate	Exchange Rate Changes	Q4 Constant Currency Growth Rate	Acquisition Rate Changes	Q4 Organic Growth Rate
Global Sales	1.9%	5.2%	7.1%	(0.7%)	6.4%
Pharmaceutical	0.0	4.8	4.8	0.0	4.8
Surgical	3.2	5.3	8.5	(1.5)	7.0
Consumer	2.9	5.8	8.7	0.0	8.7
United States	2.8	0.0	2.8	(0.2)	2.6
International	1.2	9.2	10.4	(1.1)	9.3

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

(dollars in millions) Q1 2008	Q1 GAAP Growth Rate	Exchange Rate Changes	Q1 Constant Currency Growth Rate	Acquisition Rate Changes	Q1 Organic Growth Rate
Global Sales	16.2%	(6.8%)	9.4%	(1.3%)	8.1%
United States	5.9	0.0	5.9	0.0	5.9
International	25.6	(13.0)	12.6	(2.4)	10.2

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

(dollars in millions) Q2 2008	Q2 GAAP Growth Rate	Exchange Rate Changes	Q2 Constant Currency Growth Rate	Acquisition Rate Changes	Q2 Organic Growth Rate
Global Sales	17.9%	(6.7%)	11.2%	(1.2%)	10.0%
United States	7.0	0.0	7.0	(0.5)	6.5
International	28.9	(13.5)	15.4	(2.0)	13.4

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

(dollars in millions) Q3 2008	Q3 GAAP Growth Rate	Exchange Rate Changes	Q3 Constant Currency Growth Rate	Acquisition Rate Changes	Q3 Organic Growth Rate
Global Sales	14.1%	(3.8%)	10.3%	(1.4%)	8.9%
United States	4.1	0.0	4.1	(0.5)	3.6
International	23.8	(7.6)	16.2	(2.2)	14.0

Note: Constant currency sales growth rate calculates sales growth without the impact of foreign exchange fluctuations. Organic sales growth rates calculate sales growth without the impact of foreign exchange and acquisition fluctuations. Management believes constant currency sales growth and organic sales growth are important measures of the company's operations because they provide investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices and acquisitions. These measures are considered non-GAAP financial measures as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

	Net Earnings Millions	Diluted EPS
2007 reported	$1,586.4	$ 5.25
2007 refractive impairment	20.8	0.7
2007 adjusted	$1,607.2	$ 5.32
2008 reported	$ 2,046.5	$ 6.79
2008 tax adjustment*	(235.7)	(0.79)
2008 adjusted	$ 1,810.8	$ 6.00
2008 Reported Growth	29.0%	29.3%
2008 Adjusted Growth	12.7%	12.8%

Note: Adjusted net earnings and adjusted growth measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company's operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

Non-GAAP Reconciliations

	in Millions FY 2008		Diluted Earnings Per Share FY 2008	
2008 Reported Net Earnings	$	2,046.5	$	6.79
Impact of Refractive Impairment and Tax Credit		235.7		0.79
2008 Adjusted Net Earnings	$	1,810.8	$	6.00

	in Millions Q4 2008		Effective Tax Rate
2008 Reported Income Taxes	$	35.9	1.7%
Impact of Refractive Impairment and Tax Credit		235.7	
2008 Adjusted Income Taxes	$	271.6	13.0%

Note: Adjusted net earnings and adjusted effective tax rate measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company’s operations because it provides investors with a clearer picture of the core operations of the company. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.